

07004030

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB* 3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING December 31, 200 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Investor Force Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 LEE RD., Suite 200
(No. and Street)

WAYNE (City) PA. (State) 19087 (Zip Code)

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER BROWN 610-232-2478
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

1601 MARKET ST. (Address) PHILADELPHIA (City), PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2007
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Board of Directors
Investor Force Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Investor Force Securities, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining the compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2007



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

The Board of Directors
Investor Force Securities, Inc.:

We have audited the accompanying statement of financial condition of Investor Force Securities, Inc. (the Company) as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investor Force Securities, Inc. as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the statement of financial condition, the Company has incurred net losses since inception and has an accumulated deficit as of December 31, 2006. The Company's primary sources of liquidity have been through capital contributions from its parent company, Investor Force Holdings, Inc. (IFH). Additional capital contributions from IFH will be required in the future. There is no assurance that additional capital contributions will be available to the Company as needed. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in note 1 to the statement of financial condition. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KPMG LLP

February 26, 2007

INVESTOR FORCE SECURITIES, INC.

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	126,705
Receivables from customers		32,801
Other assets		183
Total assets	$	159,689
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$	1,710
Accrued expenses		11,385
Total liabilities		13,095
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued, and outstanding 100 shares		1
Additional paid-in capital		1,349,999
Accumulated deficit		(1,203,406)
Total stockholder's equity		146,594
Total liabilities and stockholder's equity	$	159,689

See accompanying notes to statement of financial condition.

INVESTOR FORCE SECURITIES, INC.

Notes to Statement of Financial Condition

December 31, 2006

(1) The Company and Summary of Significant Accounting Policies

(a) Organization and Description of Business

Investor Force Securities, Inc. (the Company) was incorporated under the laws of the State of Delaware and is a registered broker-dealer with the Securities and Exchange Commission (SEC). On February 13, 2001, the Company was accepted as a member of the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of Investor Force Holdings, Inc. (IFH).

The Company is engaged in the business of processing transactions in registered mutual funds and hedge funds that are not investment companies under the Investment Company Act of 1940 on behalf of its customers, institutional investors, and their representatives.

(b) Liquidity and Going Concern

The Company has incurred net losses since its inception. As of December 31, 2006, the Company had an accumulated deficit of $1,203,406. The Company's primary sources of liquidity have been through capital contributions from IFH. Additional capital contributions from IFH will be required in the future (note 3). There is no assurance that additional capital contributions will be available to the Company as needed.

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on major customers, risks from competition, technological change, and dependence on key personnel. These factors raise substantial doubt about the Company's ability to continue as a going concern. This statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Management's plans in regard to those matters are to continue to explore means of securing additional capital contributions as well as to improve its operating results.

(c) Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(d) Use of Estimates

The preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any potential contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(e) *Income Taxes*

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and the tax effect of net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized based on consideration of available evidence on a separate-return basis.

(2) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, and accounts receivable. The Company manages the credit risk associated with cash and cash equivalents by investing with high-quality institutions and, by policy, limiting the amount of credit exposure to any one institution. The Company maintains cash accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of such limits. Management believes that it is not exposed to any significant risks related to its cash accounts.

All credit is extended to customers based upon management's evaluation of creditworthiness and collateral is not required.

Two customers accounted for 82%, and 18%, respectively, of the accounts receivable balance at December 31, 2006.

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, SEC Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1, or would cause its net capital to fall below 120% of its minimum requirement or below 5% of its debits.

Historically, the Company has received capital contributions from IFH to sustain its operations. During 2006, no such capital contribution was received nor necessary to sustain its operations. Additional capital contributions will be required in the future (note 1(b)).

The accompanying schedule provides a detailed computation of the Company's net capital position at December 31, 2006.

(4) Customer Protection Rule

The Company is exempt from the SEC Customer Protection Rule (SEC Rule 15c3-3). During 2006, the Company's operations met the definition of the exemption under SEC Rule 15c3-3k(2)(i) and 15c3-3 k(2)(ii).

(Continued)

Customers investing in pooled investment vehicles and hedge funds transfer funds directly to the money manager. Customers investing in registered mutual funds will be directed to deliver and make funds payable to the Company's clearing agent. In the unlikely event that funds intended for investment in registered mutual funds are sent directly to the Company, such funds will be immediately forwarded to the clearing agent for investment.

(5) Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2006.

As of December 31, 2006, the Company's deferred tax assets consisted of federal and state net operating loss carryforwards that are available to offset future taxable income. There were no deferred tax liabilities as of December 31, 2006. The Company's federal and state net operating loss carryforwards equaled $1,136,858 and $1,113,945, respectively, as of December 31, 2006 and generated $459,979 in deferred tax assets. The federal and state net operating loss carryforwards will begin to expire in 2022. At December 31, 2006, a valuation allowance has been recognized to offset the deferred tax assets. The change in the valuation allowance in 2006 was an increase of $19,419.

(6) Related Parties

The Company operates under an Affiliate Expense Sharing Agreement (the agreement), as amended effective August 31, 2003, with Investor Force, Inc. (IFI), a wholly owned subsidiary of IFH, pursuant to which the Company agrees to reimburse IFI a certain amount per month as IFI pays certain expenses on behalf of the Company. The Company reimburses IFI for expenses including, but not limited to, clearing agent services, record-keeping and other services, payroll and benefits of registered representatives of the Company, professional services, and other general and administrative expenses. The agreement ensures compliance with the SEC's guidance on the recording of expenses and liabilities by broker-dealers as presented in the SEC's Division of Market Regulation letter dated July 11, 2003 and addresses the New York Stock Exchange, Inc. and the NASD Regulation, Inc. Under this amended agreement, both IFI and the Company agreed that IFI would allocate expenses incurred on behalf of the Company to the Company on a monthly basis. The allocation is based on both parties' review of the nature of expenses and reasonable determination of the amounts incurred to support the operations of the Company. The allocation of expenses is reviewed periodically, and at least once per year to ensure the appropriate amounts are being allocated to the Company.

Schedule

INVESTOR FORCE SECURITIES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net capital:		
Total stockholder's equity	$	146,594
Deductions:		
Nonallowable assets:		
Accounts receivable		32,801
Other nonallowable assets		183
Net capital before haircuts on securities positions (tentative net capital)		113,610
Haircuts on securities		—
Net capital	$	113,610
Aggregate indebtedness:		
Items included in statement of financial condition	$	13,095
Items not included in statement of financial condition		—
Total aggregate indebtedness	$	13,095
Computation of basic net capital requirement:		
Minimum net capital required	$	25,000
Excess net capital	$	88,610
Excess net capital at 1,500%	$	111,646
Excess net capital at 1,000%	$	112,301
Percentage aggregate indebtedness to net capital		12%

Note: There is no difference from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2006 and, therefore, a reconciliation is not provided.

See accompanying independent auditors' report.

END